Exhibit 99.3

FORMATION CAPITAL CORPORATION

2005 ANNUAL REPORT

CONTENTS

Report to Shareholders

Management Discussion & Analysis

Auditors Report

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Corporate Information

FORMATION CAPITAL CORPORATION

FISCAL 2005 REPORT TO SHAREHOLDERS

During fiscal 2005, spanning the period between March 1, 2004 and February 28, 2005, the Company made significant progress on numerous fronts and witnessed its most active trading year with over 97 million shares trading hands representing over $47.9 million dollars in equity transactions.  The market liquidity this trading volume generated, averaging over 190,000 shares a day, demonstrates increasing institutional and retail investor awareness of the Company.

Heading into the fiscal year with a strong balance sheet of over $10 million in cash and a supportive resource market, the Company moved quickly to forward its projects.  In early March, Management announced the Company had commenced the start-up phase of the Sunshine Precious Metals Refinery.  The re-starting of the refinery included the securing of additional key personnel.  Mr. John Allen, General Manager and Mr. Mike Perry, Comptroller, already part of the Formation team, welcomed Mr. Michael Irish as Manager of Metallurgy.  Mr. Irish, a valuable addition, was instrumental in the design, engineering, construction and start up of the Big Creek Hydrometallurgical Complex and Sunshine Precious Metals Refinery in the mid-eighties.  Shortly thereafter, Mr. Fred Stone joined the team as Senior Chemist completing the core technical and administrative staff of the facility. On June 14, 2004 the Company announced the Sunshine Precious Metals Refinery was accepting feed.

In May, Formation announced the commencement of a 7,500 metre (~25,000 foot) diamond drill program on the Company’s 100% owned Idaho Cobalt Project that continued on through November.  The diamond drill program, as recommended by Mine Development Associates in the 2001 Pre-feasibility Study, was intended to increase the Reserve and Resource base and extend mine life.  The results of the drill program, which greatly surpassed Management’s expectations, are more fully discussed later in this address.

During this time Management continued to raise money in support of the Company’s projects.  Later in June it was announced that through the exercise of warrants and options, over $5 million had been generated for the Company.  Between December 1, 2003 and June 25th, 2004, 16,397,570 warrants were exercised at prices between $0.23 and $0.50 generating $4,862,559.  This included the early exercise of 3,091,000 warrants at $0.30 which were due to expire August 31, 2004, leaving only 497,667 unexercised August 31, 2004 warrants.  In addition to the exercise of warrants, the Company also generated an additional $209,250 through the exercise of 675,000 employee stock options at a price of $0.31.

On July 7th, 2004, the Company announced that its wholly owned subsidiary, Formation Chemicals, Inc. had engaged Auramet Trading, LLC (Auramet) as its marketing advisor for the refurbished Sunshine Precious Metals Refinery.  Auramet has worked with the Company to develop a comprehensive marketing strategy for the refinery, as well as assist in its financing needs.  The implementation of that marketing strategy over the last fiscal year has resulted in a mutually beneficial business association.  Auramet is providing a comprehensive array of services including physical metals trading, merchant banking, structured finance and advisory services.  Auramet's principals include Jim Verraster, CEO, who built and led the Mining Finance and Precious Metals Marketing team for Standard Bank in New York, Mark Edelstein who has 15 years industry experience and was the former head of Standard Bank's Corporate Finance Department in New York and Justin Sullivan, a well respected commodities lawyer who has nearly 20 years legal experience in the private sector and was a partner with Edwards & Angell, LLP.

On the permitting front, an encouraging Joint Review Process meeting conducted early in the fiscal year regarding the Idaho Cobalt Project revealed a welcome synergy between the regulatory agencies and the company’s operational personnel and consultants. During the 2004 field season additional base line data was collected and the base line reports were consolidated to include 2000 to 2004 data.

The base line reports are used to prepare the Technical Reports and the Draft Environmental Impact Statement (DEIS).  Concurrently, new data collection was required for the alternative analysis.  Further, the water quality analytical data in the hydrology report focusing on ground and surface water needed to be validated resulting in the review of over 120,000 numbers.  During the summer, the Company’s base line team revised, updated and consolidated virtually all of the base line reports.

The three months of summer typically associated with overall depressed commodity prices and a general decline in resource market activity were exemplified when the price of gold bounced unpredictably above and below $400 per ounce throughout the summer of 2004.  The price of cobalt on the other hand exhibited price stability during this period settling to the $24 per pound mark resisting further decline for the duration of the summer.  Subsequently the price of cobalt slowly drifted down to a low of $15.75 in mid November settling at $17.15 by the end of the fiscal year.  At the time of writing the spot price for cobalt is $16.50 per pound with recent sales indicating a rising price trend.

During the summer months, aside from the opening of the Sunshine Precious Metals Refinery, the raising of additional funds through the exercise of warrants and options, the initiation of a diamond drill program on the Idaho Cobalt Project, and the retaining of Auramet to act as marketing advisor for the Refinery, the Company selected Hatch Ltd. (Hatch) to prepare a Bankable Feasibility Study on the Idaho Cobalt Project.

Hatch is one of the world’s leading professional engineering firms providing mining and metals companies with complete facilities and process design, business consulting, information systems, technology transfer, and project and construction management services.  The highly qualified team provided by Hatch has expertise in the preparation of feasibility studies, as well as experience in the operation, design, and construction of mineral processing plants.  Hatch’s up-to-date knowledge of key success factors for international mining projects are expected to play an essential role in ensuring that the Idaho Cobalt Project implementation is a success.  The Bankable Feasibility Study is progressing on schedule and Management expects to receive the final Bankable Feasibility Study by late summer or early fall of 2005.  This is the definitive document outlining the economics of the project to be used for purposes of mine financing.  It will also reflect the updated 43-101 compliant reserve report based on the drilling completed in 2004.

By the time the second set of drill results were released in late September, it was evident that data from the program would result in an increase in the measured and indicated resource base for the project.  The drill program was designed to develop additional reserves and resources to enhance mine finance arrangements.  The program, totaling 24,871 feet in 28 drill holes, was successful in confirming the downdip extension of mineralization encountered well below its previously defined vertical depth, along a strike length of 2,200 feet of a known 2,400 feet of strike between sections 8+00S and 14+00N.  The program has also extended the strike length of the mineralized horizon an additional 200 feet south with an apparent increase in grade and width when compared to previous drill intercepts.  Significantly, mineralization continues to remain open along both north and south strike directions and at depth on the Ram deposit.  Mr. George King, B.Sc., P.Geo., was the Qualified Person as defined by National Instrument 43-101, working directly on the project.  Drill core samples were sent to Chemex Labs in Vancouver, B.C. for assay.

Subsequent to the end of the fiscal year, the Company announced it had received the updated resource estimate completed by Mine Development Associates (MDA) of Reno, Nevada, for the Idaho Cobalt Project.  The updated resource estimate shows an increase of 67% in the measured and indicated resource on the Ram deposit over the estimate outlined in MDA’s pre-feasibility study dated May 2001 utilizing a 0.3% cobalt cut-off grade.  The Executive Summary of the pre-feasibility report was SEDAR filed July 19, 2001.  The updated report indicates a 65% increase in contained pounds of cobalt in the Ram deposit.

In this new resource report, MDA believes it is appropriate with current and projected cobalt prices to use a 0.2% cobalt cut-off.

The total resource for the Idaho Cobalt Project, including the Ram and the Sunshine with the 0.2% cut off contains a combined measured and indicated mineral resource of 2,181,784 tons grading 0.60 % cobalt, 0.56% copper and 0.014 ounces per ton gold.  The inferred mineral resource at the 0.2% cut off stands at 1,505,563 grading 0.58 % cobalt, 0.87% copper and 0.016 ounces per ton gold.

MDA’s updated report estimate of undiluted measured and indicated resources on the Ram deposit at a 0.2% cut-off grade total 1,916,442 tons grading 0.605% cobalt, 0.57% copper and 0.014 ounces per ton gold with inferred resources of 952,239 tons grading 0.68% cobalt, 0.79% copper and 0.016 ounces per ton gold.

Utilizing a 0.3% cobalt grade cut-off consistent with the MDA’s pre-feasibility report, the updated measured resource estimate on the Ram deposit has increased from 236,250 tons to 1,109,261 tons grading 0.66% cobalt, 0.60% copper and 0.015 ounces per ton gold.  The updated indicated resource was re-estimated at 473,063 tons grading 0.73% cobalt, 0.64% copper and 0.016 ounces per ton gold.  The updated measured and indicated resource on the Ram using a 0.3% cobalt cut-off now stands at 1,582,324 tons grading 0.68% cobalt, 0.62% copper and 0.016 ounces per ton gold reflecting the 67% increase mentioned above.  The inferred mineral resource at the 0.3% cobalt cut off now stands at 844,456 tons grading 0.73 % cobalt, 0.86% copper and 0.17 ounces per ton gold.. The successful results of the drilling program allowed for the re-classification of mineralized material from the indicated to the measured category which has an increased level of certainty over indicated resources.

The new resource estimate was prepared in conformance with the requirements set out in the Standards of Disclosure for Mineral Projects defined by National Instrument 43-101, under the direction of Mr. Neil Prenn, P.Eng., a Principal of MDA, who is an independent Qualified Person.  The resource model is based on information generated from 163 drill holes totaling 104,798 feet on the Ram and Sunshine deposits of the Idaho Cobalt Project.  The resource model was interpolated using the inverse distance squared method with generally 100 foot drill hole influence on the Ram deposit and 50 foot drill hole influence on the Sunshine deposit.

Although quantitatively it is too early to tell, the significant increase in the measured resource within the Ram deposit is expected to result in a marked increase in the reserve estimates which will be reflected in Hatch’s Bankable Feasibility Study.

While the drill program took center stage, behind the scenes Management worked diligently with United States Department of Agriculture Forest Service (FS) to secure a schedule for the completion of the Environmental Impact Statement (EIS) on the Idaho Cobalt Project.

The EIS is a comprehensive document detailing an extensive site specific environmental audit.  The report draws on the disciplines of numerous fields that include wildlife, vegetation and soils, surface and ground water hydrology and quality, air quality and climate, aquatic biology, wetlands delineation, waste rock and ore geochemistry, geology and mineralization, geotechnical and seismicity, and transportation.  Hydrometrics, Inc. is the independent contractor overseeing the EIS team.  The EIS team is financed by the Company but selected and directed solely by the FS.

In December, the Company announced that an EIS schedule had been agreed to based on a November meeting with the FS, the lead agency in the permitting process.  At the time the Company expected a Record of Decision (ROD) leading to a mine permit to follow shortly after the submittal of the final EIS which was expected in late summer 2005.  Additional information and enhanced studies were requested in an effort to anticipate and address up front, any concerns which may have otherwise caused delays with the EIS.  Subsequent to the end of the fiscal year, the Company was advised that the schedule for the granting of a ROD, based on the submittal of the final EIS, was moved to March of 2006.  Although disappointing to be informed of the delay, encouragingly the Company was not advised of any specific issues requiring special consideration or additional studies.  It is important to remember the EIS, along with supporting Technical Reports, are subject to reviews from various government agencies, and as such it may be that a review could take more or less time than expected.

Although Management and shareholders alike have experienced frustration in the permitting delays, the Company has assembled an exceptional team to see the process through and continues to work with the regulatory agencies in an effort to expedite the permitting process.

In January of 2005, the Company closed a $150,000 flow through private placement through its 100% owned Canadian subsidiary, Coronation Mines Limited (Coronation) for the purpose of further developing its Kernaghan Lake and Virgin River northern Saskatchewan Athabasca Basin Uranium projects.  These projects are joint ventured with Cameco and Areva subsidiary Cogema Resources Inc.  The Kernaghan Lake Project lies west of Wollaston Lake in the north-eastern portion of the Athabasca Basin of northern Saskatchewan.  The Project is owned 20% by Coronation and 80% UEM Inc.  UEM Inc. is a corporation owned 50% by Cameco and 50% by Areva subsidiary Cogema Resources Inc.  The Athabasca Basin hosts several of the world's largest and richest uranium deposits.  The Virgin River Project totals over 30,500 hectares and also lies in the Athabasca Basin approximately 60 km east of Cree Lake.  The project is also joint ventured with UEM Inc. and is operated by Cameco.

Coronation has a 2% carried interest with the right to earn up to a 10% interest under certain circumstances.  Coronation Mines is carried by its J.V. partners for the first $10 million in exploration expenditures.  To date approximately $4.5 million has been spent on the exploration of the project including significant quantities of diamond drilling of a large unconformity-type uranium target.

The Company engaged Octagon Capital Corporation as agent to complete the Offering of 300,000 Units of the Company to qualified investors at a price of $0.50 per Unit.  The Offering was fully subscribed by Northern Precious Metals 2004 Limited Partnership, a Montreal based fund.  Each Unit is comprised of one flow-through common share and one half of one non-transferable common share purchase warrant, each whole common share purchase warrant entitling the purchase of one non-flow-through common share of the Company at a price of $0.55 per share for a period of eighteen months from the date of closing of the private placement.  The Company has paid cash fees and commissions totaling $10,500 in relation to the Offering.

The funding of these projects proved to be an astute decision when in early February the Company announced results reported to it by project operator, Cameco, from its Virgin River uranium project located within the south-central portion of the Athabasca Basin in northern Saskatchewan.

The 2004 exploration program on the Virgin River project included two diamond drill holes (DDH's VR-17 and VR-18) totaling 1,819 metres and drill core lithogeochemistry, drill core reflectance spectroscopy, drill core physical property testing and drill core petrographic studies.  While DDH VR-17, the initial drill hole of the program, encountered modestly anomalous Athabasca Group alteration and weakly elevated radioactivity but did not intersect significant uranium mineralization, DDH VR-18 proved otherwise.

This hole intersected a zone of high-grade “unconformity-hosted” mineralization, which occurs in close proximity to the Athabasca Group-Virgin River Domain unconformity at 791.1 m.  Assays from this lowermost intersection include 5.83% U3O8 over 6.4 m from 789.1 to 795.5 m with 13.86% U3O8 over 2.5 m from 792.0 to 794.5 m.  Check assays on the high-grade mineralization, using the delayed neutron activation (DNC) method, returned slightly higher grades than the inductively coupled plasma (ICP) method.  The DNC assay results were 6.49% U3O8 over 5.9 m from 789.6 to 795.5 m which includes 14.29% U3O8 over 2.5 m from 792.0 to 794.5 m.

According to Cameco, the uranium intersections obtained in DDH VR-18 are the most significant ever encountered along the entire Dufferin / Virgin River Trend in more than 25 years of exploration and the pathfinder element signature in the drill hole compares favorably to that observed in Cameco's McArthur River project.  The McArthur River operation is the world's largest known deposit of high-grade uranium.  With a $1.5 million program planned for this season on the Virgin River Project and a $300,000 program planned for the Kernaghan Lake Project, the Company is looking forward to an exciting field season for its Athabasca Basin uranium projects.

Closing out the fiscal year, on February 28, 2005 the Company announced it has successfully completed an oversubscribed $10,000,000 private placement.  The Company had engaged Jennings Capital Inc. and Raymond James Ltd. to complete a private placement of up to 25,000,000 Units of the Company to qualified investors at a price of $0.40 per Unit (the “Financing”).  Each Unit was comprised of one common share and one half of one non-transferable common share purchase warrant.  Each whole common share purchase warrant entitles the purchase of one common share of the Company at a price of $0.60 per share for a period of two years from the date of closing of the Financing, unless, at any time following June 26, 2005, the closing price of the common shares of the Company on the Toronto Stock Exchange is greater than $1.00 for twenty or more consecutive trading days, in which event the Company may give notice to the holders of the warrants that the expiry date for exercise of the warrants has been accelerated, in which case the warrants will expire on the twentieth day following the date of such a notice.

The Company paid a cash commission to the agents and issued Brokers’ Warrants entitling the purchase of up to 1,662,500 common shares of the Company at a price of $0.57 per share for a period of two years from the date of closing of the Financing.

Proceeds from the private placement will be used on the Company’s 100% owned Idaho Cobalt Project to assist in the completion of the permitting process, the bankable feasibility study and for general working capital.

Subsequent to fiscal year end, the Company announced the appointment of Mr. Joseph A. Scheuering of Missoula, Montana as Mine Manager of the Company’s Idaho Cobalt Project.  A graduate of the Colorado School of Mines, Mr. Scheuering brings to the Company over 35 years experience gained with several major mining companies.  He has held such positions as Mine Planning Engineer, General Mine Foreman, Mine Superintendent, General Superintendent, Project Manager and General Manager.

Mr. Scheuering will assist the Company as it progresses through the feasibility and permitting process and be responsible for the day to day operation of the cobalt mine.  Mr. Scheuering offers the Company a distinguished career gained through his experience with such companies as Asarco, Magma Copper and Noranda.  Management was very pleased to welcome him as Mine Manager of the Idaho Cobalt Project.

At the same time, the Company also announced the appointment of MTB Project Management Professionals, Inc. (MTB) as Manager of the Company’s Bankable Feasibility Study.  MTB is a well established consulting firm that provides comprehensive project management services to the mining, power, environmental and commercial construction industries in North America and abroad.  MTB helps owners and developers manage entire projects from initial concept and pre-feasibility, through design and construction, to commissioning and startup.

MTB’s culture centers on management of details, open communication, teamwork, accountability, aggressive management of contractors, and the continuous pursuit of excellence.  Formation is looking forward to working closely with MTB to see the Idaho Cobalt Project through to production.

Management wishes to acknowledge its dedicated shareholders, employees and consultants.  With a healthy balance sheet and committed permitting and bankable feasibility teams the Company is expecting significant developments on the Idaho Cobalt Project.  Formation is looking forward to an exciting fiscal 2006.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

May 20, 2005

FORMATION CAPITAL CORPORATION

MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited financial statements of Formation Capital Corporation (the “Company”) for the period ended February 28, 2005.  This MD&A is prepared as of May 20, 2005.

Overview

Formation Capital Corporation (the “Company”) is a mineral exploration and development company listed on the main board of the Toronto Stock Exchange.  The Company, either directly or through its wholly owned subsidiaries Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico.  More recently, its 100% owned subsidiary, Formation Chemicals, Inc., has been starting up a precious metals refining business, which we expect to become economically viable in the coming year. The Company’s main focus is currently centered on its flagship property, the Idaho Cobalt Project (the “ICP”), located in Lemhi County, Idaho, near the town of Salmon.

The ICP is now in the feasibility and permitting stage of development.  Management cannot ascertain with certainty when the mine permits could be expected, however it is anticipated, based on information received to date, the permits will be granted within the next twelve months. At such time, with sufficient financing in place, mine construction could commence.  This mine would be the only primary cobalt producer in the Americas.

Formation Capital Corporation has four wholly owned subsidiaries. Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V. are engaged in the acquisition and exploration of mineral resource properties and, if warranted, the development of these properties in the United States, Canada and Mexico respectively.  Formation Chemicals, Inc. owns and manages the Big Creek Hydrometallurgical Complex just outside of Kellogg, Idaho (the “Complex”).  The Complex originally consisted of four separate plants in two buildings, as well as the adjoining land and tailings facility.  The smaller of the two buildings (24,000 sq ft) held the alkaline leach plant, which was used by the previous owner to extract antimony from their refractory silver ore from the Sunshine Mine.  During the year a decision was made to dismantle the alkaline leach building and plant as the Company had no use for its capabilities.  This has allowed the Company to allocate additional land for potential additional future cobalt concentrate processing equipment.

The larger of the two buildings (36,000 sq ft) holds the SXEW circuits (Solvent Extraction Electrowinning circuits) for the extraction of copper, the autoclave circuits suitable for the extraction of cobalt (upon retro-fitting), and finally, the precious metals refining section of the plant, known as the Sunshine Precious Metals Refinery, in start up phase as of June 2004.  The Precious Metals Refinery, the section of the Complex the Company has concentrated on re-starting, occupies approximately 10% of the floor space of the 36,000 sq ft facility.

The sections that follow provide information about the important aspects of our operations and investments, on a consolidated basis, and include discussions of our results of operations, financial position and sources and uses of cash, as well as significant future commitments.  In addition, we have highlighted key trends and uncertainties to the extent practicable.

The content and organization of the financial and non-financial data presented in these sections are consistent with information used by our chief operating decision makers for, among other purposes, evaluating performance and allocating resources.  The following discussion should be read in conjunction with the Company’s audited consolidated financial statements for February 28, 2005 and notes thereto.

As part of our decision-making process we monitor many economic indicators, especially those most closely related to the demand, supply and pricing of metals, as well as the politico-economic situation in the main supplier and consumer countries.  Political developments affecting metal production can move quickly in some of the major cobalt producing countries such as the Democratic Republic of the Congo, Zambia, Cuba and Russia, especially in those that are currently coping with armed conflicts.  While most economic indicators impact our operations to some degree, we are especially sensitive to capital spending in cobalt intensive industries such as aerospace, high-tech, prosthetics, industrial high-temperature steels and environmental applications such as gas to liquids, oil desulphurization and hybrid-electric vehicles.  We also monitor cobalt-related consumption expenditures such as computers, cell phones, paints, radial tires and stove elements.

Our results of operations, financial position and sources and uses of cash in the current and future periods reflect management’s focus on the following key areas:

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Capital Allocation – Capital spending has been, and will continue to be directed toward the creation of an integrated mining, production, refining and marketing operation to service the precious metals refining industry and the world’s growing cobalt market.

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Financing Income – The financial statements reflect the emphasis of management on sourcing the cash resources to fund our operating and investing activities and to eliminate debt.

Management maintains a system of internal controls to assure that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

In Management’s view, given the nature of the Company’s business and stage of development, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The following is a summary of the results of the Company’s operations and activities for its last three completed financial years.

Description of Business

The Company holds mineral exploration properties in Canada, the United States and Mexico.  The Company, either directly or through its wholly owned subsidiaries Formation Capital Corporation U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico.  More recently, its 100% owned subsidiary, Formation Chemicals, Inc., has been engaged in the start-up of a precious metals refining business.

The Company conducts its exploration independently as well as through joint venture agreements with third parties, although none of the Company’s current operations are conducted through joint venture entities.  The following is a brief discussion of the Company’s major mineral exploration and development projects:

Idaho Cobalt Project – Idaho, USA

The Company’s principal property is the Idaho Cobalt Project located in Lemhi County, Idaho, acquired through staking in 1995, where current extensive permitting efforts are underway.  The Idaho Cobalt Project covers an area of approximately 2,500 acres of mining claims.  The Company has exercised its lease option agreement and now owns a 100% interest in these claims.  A drill program of 28 drill holes totaling 24,871 feet was successfully completed during the year which led to an updated resource estimate completed by Mine Development Associates (MDA) of Reno, Nevada as summarized in the below table.

Total Cobalt Project Resource utilizing 0.2% cut-off

Category	Tons	% Cobalt	% Copper	Ounces/ton Gold
Measured	1,606,194	0.59	0.51	0.014
Indicated	575,590	0.64	0.63	0.015
Total M&I	2,181,784	0.60	0.56	0.014
Inferred	1,505,563	0.58	0.87	0.016
Contained Metal		43.5 million lbs	50.0 million lbs	55,000 ounces

Black Pine – Idaho, USA

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho.  An option agreement requires annual advance royalty payments of US$400 per claim to 2006.  During the year ended February 29, 2004 the Company amended the option agreement to extend the term for two - five year increments, and share on a 50/50 basis with the optionor any payments received from a joint venture partner.

Badger Basin – Idaho, USA

Through staking, the Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

Morning Glory – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.  The Company also has a 100% lease option on certain additional mineral claims located in the same area.  A total of US$36,900 (2004 - US$33,900) has been paid to date to the optionor.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

Wallace Creek – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho.  The Company also has a 100% lease option on certain additional mineral claims located in the same area.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

Los Cocos – Mexico

During the year ended February 29, 2004 the Company made a decision to abandon the property and terminate the agreement due to difficulties in re-acquiring strategic core ground and the inability to reproduce previous operator’s data.

El Milagro – Mexico

The Company entered into a purchase option agreement in 1998 that was completed in 2003.  The Company now has a 100% interest in the property.

Flin Flon – Saskatchewan, Canada

The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan.  During the year ended February 28, 2005 the Company recognized an impairment and wrote off the costs associated with these claims.

Queen of the Hills – Idaho, USA

The Company holds a lease option to purchase 100% of certain mineral claims located in Lemhi County, Idaho.  A total of US $21,000 (2004 - US $19,600) has been paid to date to the optionor.  Total purchase price of US $1,000,000 including advance payments must be made to exercise the option.

Compass Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee.  In the quarter ended November 30, 2004 the Company acquired back the 100% interest in the claims.

Kernaghan Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totaling $1,000,000 (satisfied).

Virgin River – Saskatchewan, Canada

In the year ended February 28, 1999, the Company entered into a joint exploration agreement with UEM, a corporation owned 50% by Cameco and 50% by Areva’s wholly owned subsidiary, Cogema, on the Virgin River project located in northern Saskatchewan.

Other Projects

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan and Manitoba.

Results of Operations February 28, 2005 and February 29, 2004

The consolidated loss for the year ended February 28, 2005 was $2,589,485 or ($0.02) per share compared with a loss of $1,560,287 also ($0.02) per share for February 29, 2004.  The increase is related to general increased spending in almost all categories with the exception of financing costs which have decreased significantly with the conversion of the debentures prior to year end February 29, 2004.  The loss also includes non cash items of $480,000 relating to the deemed value for the issuance of 1,200,000 shares from the stock based compensation plan and $1,022,979 from the issuance of stock options to directors, employees and consultants which  represents approximately 59% of the loss.

General and administrative expenses totaled $1,206,737 for the year ended February 28, 2005.  This represents an increase of over 45% from the previous year end of $827,676, reflecting an increase in accounting, audit, administration, advertising and promotion, legal fees, listing and filing fees, management fees, office expenses and corporate communications.  These were offset by a decrease for bank charges and interest with the conversion of the debentures prior to year end 2004.  Commencing with the closing of the financing on December 5, 2003, the Company has ramped up all operations including increasing shareholder and investor awareness of the Company through a comprehensive corporate communications program, along with adjusting executive contracts and adding additional accounting and administrative staff.  The role and expense of corporate secretary is now included in our legal fees which has increased along with our accounting and auditing reviews with the changing rules for corporate compliance and disclosure.

The Company transacts business and holds assets and liabilities in US dollars.  Fluctuations in the US dollar exchange rate against the Canadian dollar between the date of a transaction and the settlement date will result in either gains or losses on foreign exchange which are included within the results of operations.  Such fluctuations resulted in foreign exchange losses of $13,488 during the year ended February 28, 2005 compared to a gain of $22,375 in the previous year.

Other income of $185,876 was recorded for the year ended February 28, 2005, up from $56,007 at the end of February 29, 2004 mainly attributable to additional interest income with larger cash deposits on hand.

Results of Operations February 29, 2004 and February 28, 2003

The consolidated loss for the year ended February 29, 2004 was $1,560,287 or $0.02 per share compared with a loss of $765,316 or $0.02 per share in 2003.  The increase is due to a write off of a Mexican property of $788,618 for the year ended February 29, 2004.  No such impairment was recorded for the year ended February 28, 2003.

General and administrative expenses totaled $827,676. This represents an increase of 5.8% from the previous year of $782,145, reflecting an increase in accounting and audit, administration, legal fees, listing and filing fees, management fees and shareholder information.  These were offset by a decrease for advertising and promotion, bank charges and financing costs and office expenses.

The Company transacts business and holds assets and liabilities in US dollars.  Fluctuations in the US dollar exchange rate against the Canadian dollar between the date of a transaction and the settlement date will result in either gains or losses on foreign exchange which are included within the results of operations.  Such fluctuations resulted in foreign exchange gains of $22,375 during the year ended February 29, 2004 compared to a gain of $54,270 in the previous year.

Other income was recorded of $56,007 for year ended February 29, 2004, up from $16,829 at end of February 28, 2003 mainly attributable to additional interest income.

Capital Resources and Liquidity February 28, 2005 and February 29, 2004

The Company’s working capital as at February 28, 2005 was $14,170,195 compared with $10,634,399 at February 29, 2004. The increase is attributed to successful private placement financing activities.

During the period ended February 28, 2005 the Company completed two private placements with the issuance 25,300,000 common shares for gross proceeds of $10,150,000 (less share issue expenses of $881,370).  In addition the Company received $2,929,707 on exercise of 9,823,949 share purchase warrants, issued 2,401,565 common shares for gross proceeds of $619,435 on the exercise of stock options and issued 1,200,000 common shares for deemed proceeds of $480,000 on issuance of shares from the share-based compensation plan.

During the year ended February 29, 2004 the Company completed three private placements with the issuance of 43,625,275 common shares and 23,776,434 share purchase warrants for gross proceeds of $10,663,400 (less share issue expenses of $950,945) and the exercise of 14,030,163 share purchase warrants and stock options for gross proceeds of $3,294,389.  On December 9, 2003 and February 24, 2004 the holders of the convertible debentures exercised their options to convert the debentures into common shares at a rate of $0.25 per common share.  As a result of the debenture conversion, the Company issued 3,440,000 common shares.

During the year ended February 29, 2004 deferred financing costs of $227,738 were expensed to operations with the balance charged to share capital and contributed surplus upon conversion of the debentures leaving a nil deferred financing cost for February 29, 2004.

Mineral property expenditures for the year ended February 28, 2005 were $6,412,822, an additional $5,294,870 over the year ended February 29, 2004 which was $1,117,952.

The most significant expenditures were made on the Idaho Cobalt Project with a total of $6,234,376 expended on permitting and drilling during the year compared to $1,143,283 for the previous year.  Expenditures on capital assets (property, plant & equipment) were $1,901,911 compared to $481,620 with the bulk attributable to the work on the Big Creek Hydrometallurgical Complex and associated precious metals refinery.

The precious metals inventory valued at the lower of cost or net realizable value is $1,500,103 and consists of silver and gold held either at the Big Creek Hydrometallurgical Complex or in pooling accounts with financial institutions which allow the Company to purchase precious metals without actually taking delivery. The prepaid expenses and deposits were higher than the previous year end with the metallurgical testing and EIS contractors holding deposits offset by the return of the associated drilling deposits.  Accounts payable are higher commensurate with increased Company activity that included conducting permitting and mine feasibility work.  The $47,860 in accounts receivable is comprised of interest receivable from short term bank deposits and goods and services tax (GST) refunds.

Capital Resources and Liquidity February 29, 2004 and February 28, 2003

The Company’s working capital as at February 29, 2004 was $10,634,399 compared with a deficiency of $134,041 at February 28, 2003. The change is mostly attributed to three private placements of 43,625,275 common shares and 23,776,434 share purchase warrants for gross proceeds of $10,663,400 (less share issue expenses of $950,945) and the exercise of 14,030,163 share purchase warrants and stock options for gross proceeds of $3,294,389.  On December 9, 2003 and February 24, 2004 the holders of the convertible debentures exercised their options to convert the debentures into common shares at a rate of $0.25 per common share.  As a result of the debenture conversion, the Company issued 3,440,000 common shares.

For the year ended February 29, 2003, deferred financing costs of $559,328 were recorded on the balance sheet.  During the year ended February 29, 2004 deferred financing costs of $227,738 were expensed to operations with the balance charged to share capital and contributed surplus upon conversion of the debentures leaving a nil deferred financing cost for February 29, 2004.

During the year ended February 28, 2003, the Company closed six private placements which raised $4,907,638 through the issuance of 20,262,810 common shares and 19,310,164 warrants generating net proceeds of $4,534,418; retired debt of $307,676 through the issuance of 1,211,675 common shares; and incurred a compensation cost of 150,000 shares with a deemed value of $44,250 for a past restructuring obligation.  These transactions totaled $5,259,562 for the year with share issue costs of $373,220 generating proceeds including non-cash settlements of $4,886,344.  The Company also closed a private placement of units consisting of 7.5% secured convertible (at $0.25 per share) redeemable debentures in the total principle amount of $800,000 and 2,666,400 non-transferable share purchase warrants, each warrant entitling the holder to purchase one common share of the Company at a price of $0.30 per share for five years.  A fee comprised of a $60,000 debenture and 519,980 warrants, exercisable on the same terms as the private placement warrants, was paid to an arms-length third party. Concurrent with the closing of the private placement, the promissory notes issued by the Company were cancelled.

Mineral property expenditures for the year ended February 29, 2004 were $1,117,952, 25% less than February 28, 2003 which was $1,500,650.  A net increase in mineral properties carrying value of $404,174 was realized which includes the write off of the Los Cocos property in addition to significant expenditures made on the Idaho Cobalt Project ($1,143,238) and other projects. Expenditures on capital assets (property, plant & equipment) were $481,620.  The previous year’s capital asset expenditures total of $1,351,781 consisted of final due diligence and purchase payments for the Big Creek Hydrometallurgical Complex purchase.

Annual Financial Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements.  All dollar amounts are in Canadian Dollars.

For the Years Ended February 28/29	2005	2004	2003

Financial Results
Interest and Other Income	185,876	56,007	16,829
Net Loss	(2,589,485)	(1,560,287)	(765,316)
Loss per Share	(0.02)	(0.02)	(0.02)

Financial Position

Working Capital (deficiency)	14,170,195	10,634,399	(134,041)
Mineral properties	24,772,552	18,425,375	18,021,201
Total Assets	44,856,136	32,678,581	21,695,986
Share Capital	55,631,626	41,893,479	28,256,813
Deficit	(13,210,872)	(10,198,011)	(8,637,724)
Number of Common Shares	159,212,058	120,486,544	59,391,106
Issued and Outstanding

As at February 28, 2005 there were 159,212,058 outstanding common shares, 6,208,435 outstanding stock options and 41,079,699 share purchase warrants outstanding and exercisable. As at May 20, 2005 there were 160,969,558 outstanding common shares, 6,698,435 outstanding stock options and 39,447,199 share purchase warrants outstanding and exercisable.

Quarterly Financial Information

For the quarters ended 2005/2004	February 28	November 30	August 31	May 31

Interest and Other Income	29,455	48,585	53,383	54,453
Net Loss	(608,780)	(957,614)	(853,094)	(169,997)
Loss per Share	(0.01)	(0.01)	(0.00)	(0.00)

For the quarters ended 2004/2003	February 29	November 30	August 31	May 31

Interest and Other Income	53,660	1,560	589	198
Net Loss	(869,856)	(144,758)	(163,899)	(381,774)
Loss per Share	(0.01)	(0.00)	(0.00)	(0.01)

Loss for the current quarter ended February 28, 2005 was $608,780 compared to $869,856 from the previous corresponding period of February 29, 2004. . The 2005 4th quarter operating results include a stock based compensation charge of $292,369 and a write down of a Canadian property of $65,645, whereas the 2004 4th quarter included a write down of $788,618 related to a Mexican property.  Excluding these expenses, general and administration totaled $280,221 in the current quarter compared to $380,808 in the 4th quarter of 2004 mainly because of bonuses paid in 2004.  Mineral property expenditures increased to $1,371.550 from the previous quarter of $573,057 with the increased activity on the permitting and feasibility study for the ICP.  Other income was down to $29,455 from $53,660 related to having less interest income with fewer funds on deposit.  The high light of the quarter was the securing and closing of two private placements with the issuance of 25,300,000 common shares for gross proceeds of $10,150,000 to be used for the permitting process and bankable feasibility for the ICP and general working capital.

Proposed Transactions

None

Off-Balance Sheet Arrangements

None

Contractual Commitments

The Company has certain obligations with respect to mineral property expenditures and, in addition, pursuant to management employment agreements, the Company may be obligated to pay up to $2,629,990 if certain of those agreements are terminated without cause or for good reason.  In addition, certain contractual obligations are due within the next five years as outlined below:

	Total	< 1 year	1 to 3 years	3 to 5 years	>5 years
Office lease, equipment vehicle	$302,993	$73,371	$211,560	$18,042	-
*ICP EIS/ROD Feasibility	3,710,329	3,710,329	-	-	-
Totals	$4,013,302	$3,783,700	$211,560	$18,042	$0

*Idaho Cobalt Project commitments for the Environmental Impact Statement, Record of Decision and Feasibility Study all to be completed during the current fiscal year.

Derivative Activities

To mitigate the effects of price fluctuations in our inventories the Company undertakes hedging transactions, from time to time, in respect of the price of silver.  At May 20, 2005 the Company had outstanding call options related to its silver holdings of 120,000 ounces at a price of US$7.60 and 70,000 ounces at a price of US$7.40, with no market value loss inherent in the contracts.

Critical Accounting Policies and Estimates

The Company’s significant accounting policies are contained in Note 2 to the consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

Mineral Properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts.  These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned.  Mineral property costs not directly attributable to specific properties are expensed during the year.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net recoverable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment.  Measurement of an impairment loss is based on the fair value of the mineral properties.  An impairment in value would be indicated if the assets’ carrying value exceeds expected future cash flows.

For the year ended February 28, 2005 an impairment of $65,645 was provided (February 29, 2004 – $788,618 and February 28, 2003 – Nil).

Property, plant and equipment

All costs associated with the purchase, due diligence and start up of the Big Creek Hydrometallurgical Complex, approximately $4.75 million are capitalized in the property, plant and equipment account until such time as viable commercial production has been attained.

A small portion of the Complex, the Sunshine Precious Metals Refinery has the capacity to produce 10 million ounces of silver, 350,000 ounces of gold and 4 million pounds of copper annually. This portion of the Complex is in a start up process.  There is no assurance that the refinery will become a viable operating business.  All progress towards viability is regularly monitored.

Stock-based compensation

Effective March 01, 2005, the Company adopted the new Canadian accounting standard for stock-based compensation, retroactively without restatement of prior periods.  The recommendations require the Company to record a compensation expense with a corresponding increase to contributed capital over the vesting period based on the fair value of options granted to employees, contractors, officers and directors.  Upon exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.  The change resulted in an increase to accumulated deficit of $423,376 and an increase to share capital and contributed surplus by $423,376.  Using the fair value method $1,022,979 was recorded to stock-based compensation expense for 2005.  These models require inputs such as volatility, expected life to exercise and interest rates.  Changes in any of these inputs could cause a significant change in the expense recorded.

Reserves and resources

The Company engages independent professional consultants to evaluate its mineral resources and reserves. The estimation of resources and reserves involves the exercise of judgement. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that over time its resource and reserve estimates will be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the results of drilling and exploration activities. Resource and reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion.

In addition, changes in resource and reserve estimates, cobalt, gold, copper or silver prices and future operating and capital costs can have a significant impact on the impairment assessments of the assets.  Although the ICP has measured and indicated resources as defined in Canadian securities laws, the commercial viability of developing the ICP will depend on the results of a full feasibility study, which has been commenced but is not yet complete.  At present, none of our properties have a known body of commercial ore.

Asset retirement obligation

With respect to Asset Retirement Obligations, application of the new standard has no impact in the Company’s financial disclosure. The Company’s mining, exploration and development activities are subject to various levels of federal, provincial and state law, as well as regulations relating to the protection of the environment, including requirements for closure and reclamation. Management judgement and independent professional consultants’ estimates are made when estimating reclamation and closure costs.  In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Risk Management

The nature of the mining industry involves significant risks.  Even with the Company’s careful evaluation of its mineral resources using experience and knowledge, this risk may not be completely eliminated.  As such, it is impossible to guarantee that current or future exploration programs will establish reserves.  The historic qualities of mine ores and market prices of the commodities being explored have been highly volatile.  To lessen the exposure to risk, the Company routinely engages numerous, highly qualified independent professional consultants to evaluate its mineral properties.

Environmental legislation, regulation and actions have significant impact on the industry.  The Company cannot predict future policies and interpretations.  The mineral industry trend is moving towards higher standards and the Company is continually working towards maintaining or surpassing these higher standards.

Insurance is very expensive in this industry due to unforeseen mining and environmental risks such as cave-ins, fire and flooding.  It is not always possible to insure against such risks and the company may decide not to insure as a result of high premiums or other reasons.

Related Party Transactions

As at February 28, 2005 accounts payable include $5,221 (2004 - $2,715) due to directors and officers.

Integrity of Disclosure

The Company’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited consolidated financial statements prior to their submission to the Board of Directors for approval.

Outlook

In the coming year the Company expects to focus the majority of its activities on the permitting and the completion of the bankable feasibility study for the Idaho Cobalt Project and the ramp up of operations at the Sunshine Precious Metals Refinery.  We will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk.  As a mineral exploration and development company, the future liquidity of the Company will be affected principally by the level of exploration and development expenditures and by its ability to raise capital in the equity markets.  Pending production from the ICP the ability of the company to effectively manage the mine and the hydrometallurgical complex will become the primary criterion for profitability.  In Management’s view, the Company’s cash position may be sufficient to fund planned exploration and development and permitting expenditures and meet ongoing obligations as they become due. As we move forward on the Environmental Impact Statement and eventual Record of Decision the Company will require mine construction financing consistent with the Bankable Feasibility Study expected in the late summer or fall of 2005.

The Company has moved closer to its goal of becoming America’s sole integrated cobalt miner and refiner, as well as a precious metals bullion producer. Currently, the Company is processing customer’s material at the refinery and is in discussions regarding the processing of additional material.

At year end the Company had working capital of over $14 million but no significant source of revenue from operations and its ability to conduct its future operations, including the acquisition, permitting, exploration, and development of mineral properties, is currently based on its ability to raise funds from equity sources.

The advancements in permitting and engineering on the Company’s 100% Idaho Cobalt Project, will allow the Company to continue to grow stronger, mitigate risk and increase shareholder value.

Additional Information

The Company was named as the defendant in a lawsuit commenced by MFC Bancorp Ltd. that claims $50,000 is payable to it by the Company.  The Company denies the claim and is defending the lawsuit.

Additional information is provided in the Company’s audited consolidated financial statements for the years ended February 28, 2005, February 29, 2004 and prior years.  Information Circulars and Annual Information Forms are also available on SEDAR at www.sedar.com.

This Management Discussion and Analysis contains several forward-looking statements.  The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Management’s analysis only as of the date hereof.  Readers should be aware the Company is under no obligation to publicly release the results of any revision to these forward-looking statements, which may not reflect circumstances, or occurrences of unanticipated events after the date of this document.

"Mari-Ann Green"	"J. Paul Farquharson"

Mari-Ann Green	J. Paul Farquharson
Chariman, CEO	CFO
May 20, 2005

Deloitte.

Deloitte & Touche LLP

2800 - 1055 Dunsmuir Street

4 Bentall Centre

P.O. Box 49279

Vancouver BC  V7X 1P4

Canada

Tel: (604) 669-4466

Fax: (604) 685-0395

www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of

Formation Capital Corporation

(An exploration stage company)

We have audited the consolidated balance sheets of Formation Capital Corporation (an exploration stage company) as at February 28, 2005 and February 29, 2004 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended February 28, 2005 and for the period from inception on June 13, 1988 to February 28, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2005 and February 29, 2004 and the results of its operations and its cash flows for each of the years in the three year period ended February 28, 2005 and for the period from inception on June 13, 1988 to February 28, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, British Columbia, Canada

May 20, 2005

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 3 to the consolidated financial statements.  Our report to the shareholders dated May 21, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the report of the independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, British Columbia, Canada

May 20, 2005

Member of

Deloitte Touch Tohmatsu

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)

	February 28,	February 29,
	2005	2004
ASSETS

CURRENT
Cash and cash equivalents	$ 13,161,884	$ 10,731,587
Precious metals inventory (Note 4)	1,500,103	-
Amounts receivable	47,860	82,813
Prepaid expenses and other (Note 5)	286,629	199,991
TOTAL CURRENT ASSETS	14,996,476	11,014,391
RECLAMATION DEPOSIT	20,970	22,706
MINERAL PROPERTIES (Note 6)	24,772,552	18,425,375
PROPERTY, PLANT AND EQUIPMENT (Note 7)	5,066,138	3,216,109
TOTAL ASSETS	$ 44,856,136	$ 32,678,581

LIABILITIES
CURRENT
Accounts payable	$ 503,465	$ 254,059
Accrued liabilities	322,816	125,933
TOTAL LIABILITIES	826,281	379,992

COMMITMENTS (Note 17)

SHAREHOLDERS' EQUITY
Share capital (Note 10)
Authorized
50,000,000 preferred shares without par value
Unlimited common shares without par value
159,212,058 common shares (2004 - 120,486,544 shares)	55,631,626	41,893,479
Contributed surplus	1,609,101	603,121
Deficit, accumulated during exploration stage	(13,210,872)	(10,198,011)
TOTAL SHAREHOLDERS' EQUITY	44,029,855	32,298,589
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 44,856,136	$ 32,678,581

APPROVED BY THE BOARD

"Mari-Ann Green" "Scott Bending"
Director Director

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Operations
(Canadian Dollars)
	Cumulative
	from
	inception on
	June 13, 1988	For the years ended
	to February 28,	February 28,	February 29,	February 28,
	2005	2005	2004	2003

EXPENSES
Accounting and audit	$ 1,349,594	$ 271,420	$ 156,001	$ 116,215
Administration	1,060,340	174,750	136,455	131,190
Advertising and promotion	1,025,065	167,165	16,168	86,147
Bank charges and financing costs	125,650	2,771	2,136	22,277
Depreciation	523,629	51,882	42,273	57,971
Foreign exchange	(70,951)	13,488	(22,375)	(54,270)
Interest on long-term debt	525,212	-	234,561	217,091
Legal fees	683,773	166,221	80,518	19,387
Listing and filing fees	499,313	50,080	49,015	34,673
Management fees	298,998	24,809	18,414	9,611
Office	1,913,987	196,233	88,520	127,517
Shareholder information	799,124	87,918	25,990	14,336
Stock-based compensation	1,502,979	1,502,979	-	-
Write-down of mineral properties (net of property option income)	3,758,531	65,645	788,618	-
LOSS BEFORE UNDERNOTED ITEMS	(13,995,244)	(2,775,361)	(1,616,294)	(782,145)
OTHER INCOME (Note 11)	1,173,434	185,876	56,007	16,829
NON-CONTROLLING INTEREST	34,314	-	-	-
NET LOSS FOR THE PERIOD	$ (12,787,496)	$ (2,589,485)	$ (1,560,287)	$ (765,316)

Basic and diluted loss per share		$ (0.02)	$ (0.02)	$ (0.02)

Weighted average number of shares outstanding		128,966,619	75,427,985	50,181,903

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)						Page 1 of 3

					Deficit
			Share		accumulated
	Common shares without		Subscriptions		during the	Total
From inception on June 13, 1988 to	par value		and Special	Contributed	exploration	shareholders'
February 28, 2005	Shares	Amount	Warrants	Surplus	stage	equity

Issuance of common shares for cash	653,687	$ 163,422	$ -	$ -	$ -	$ 163,422
Net loss	-	-	-	-	(78,999)	(78,999)
Balance, February 28, 1989	653,687	163,422	-	-	(78,999)	84,423
Issuance of common shares for cash	1,917,184	510,451	-	-	-	510,451
Share issue costs	-	(5,325)	-	-	-	(5,325)
Net loss	-	-	-	-	(148,315)	(148,315)
Balance, February 28, 1990	2,570,871	668,548	-	-	(227,314)	441,234
Issuance of common shares for cash	615,934	506,514	-	-	-	506,514
Net loss	-	-	-	-	(175,407)	(175,407)
Balance, February 28, 1991	3,186,805	1,175,062	-	-	(402,721)	772,341
Issuance of common shares for cash	254,250	184,597	-	-	-	184,597
Issuance of common shares for resource property	85,000	85,000	-	-	-	85,000
Net loss	-	-	-	-	(176,247)	(176,247)
Balance, February 29, 1992	3,526,055	1,444,659	-	-	(578,968)	865,691
Issuance of common shares for cash	812,375	447,557	-	-	-	447,557
Issuance of common shares for acquisition of subsidiary	451,094	360,875	-	-	-	360,875
Issuance of common shares for resource property	45,000	39,150	-	-	-	39,150
Net loss	-	-	-	-	(191,160)	(191,160)
Balance, February 28, 1993	4,834,524	2,292,241	-	-	(770,128)	1,522,113
Issuance of common shares for cash	2,993,019	2,905,138	-	-	-	2,905,138
Issuance of common shares under consulting agreement	18,000	18,000	-	-	-	18,000
Issuance of common shares for finders fee
on private placement	30,000	21,000	-	-	-	21,000
Issuance of common shares for commission
on private placement	24,750	47,025	-	-	-	47,025
Issuance of common shares for resource properties	7,100	22,380	-	-	-	22,380
Share issue costs	-	(38,648)	-	-	-	(38,648)
Net loss	-	-	-	-	(298,217)	(298,217)
Balance, February 28, 1994	7,907,393	5,267,136	-	-	(1,068,345)	4,198,791
Issuance of common shares for cash	1,184,700	1,857,250	-	-	-	1,857,250
Issuance of common shares for resource properties	10,000	29,250	-	-	-	29,250
Issuance of common shares for finders fee	3,000	10,050	-	-	-	10,050
Issuance of common shares for
flow-through private placement	25,000	75,000	-	-	-	75,000
Net loss	-	-	-	-	(344,462)	(344,462)
Balance, February 28, 1995	9,130,093	7,238,686	-	-	(1,412,807)	5,825,879
Issuance of common shares for cash	527,825	1,387,598	-	-	-	1,387,598
Issuance of common shares for resource properties	4,635	28,773	-	-	-	28,773
Issuance of common shares for finders fee	28,150	105,563	-	-	-	105,563
Issuance of common shares for
flow-through private placement	25,000	75,000	-	-	-	75,000
Issuance of special warrants	-	-	3,192,967	-	-	3,192,967
Net loss	-	-	-	-	(651,252)	(651,252)
Balance, February 29, 1996	9,715,703	8,835,620	3,192,967	-	(2,064,059)	9,964,528
Issuance of common shares on conversion of
special warrants	1,100,000	3,192,967	(3,192,967)	-	-	-
Issuance of common shares for cash	178,300	601,665	-	-	-	601,665
Issuance of common shares for resource properties	2,280	13,715	-	-	-	13,715
Issuance of common shares for finders fee	6,500	22,100	-	-	-	22,100
Net loss	-	-	-	-	(1,301,903)	(1,301,903)
Balance, February 28, 1997	11,002,783	12,666,067	-	-	(3,365,962)	9,300,105
Issuance of common shares for cash	75,000	90,000	-	-	-	90,000
Issuance of common shares for resource property	16,028	50,000	-	-	-	50,000
Issuance of special warrants	-	-	3,252,834	-	-	3,252,834
Net loss	-	-	-	-	(1,332,424)	(1,332,424)
Balance, February 28, 1998	11,093,811	12,806,067	3,252,834	-	(4,698,386)	11,360,515

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)						Page 2 of 3

					Deficit
			Share		accumulated
	Common shares without		Subscriptions		during the	Total
From inception on June 13, 1988 to	par value		and Special	Contributed	exploration	shareholders'
February 28, 2005	Shares	Amount	Warrants	Surplus	stage	equity

Balance carried forward February 28, 1998	11,093,811	12,806,067	3,252,834	-	(4,698,386)	11,360,515
Issuance of common shares for cash	400,000	344,000	-	-	-	344,000
Issuance of common shares for resource property	26,000	27,460	-	-	-	27,460
Issuance of common shares on conversion of
special warrants	3,187,410	3,252,834	(3,252,834)	-	-	-
Issuance of common shares for private placement	1,250,000	500,000	-	-	-	500,000
Share issue costs	-	(40,818)	(1,230)	-	-	(42,048)
Subscriptions for shares not yet issued	-	-	133,525	-	-	133,525
Net loss	-	-	-	-	(1,470,657)	(1,470,657)
Balance, February 28, 1999	15,957,221	16,889,543	132,295	-	(6,169,043)	10,852,795
Issuance of common shares for cash	6,481,000	1,722,000	(133,525)			1,588,475
Issuance of common shares on
conversion of stock options	182,500	41,975	-	-	-	41,975
Exercise of share purchase warrants	2,906,400	726,600	-	-	-	726,600
Issuance of common shares for acquisition of
non-controlling interest	93,000	69,750	-	-	-	69,750
Share issue costs	-	(178,627)	1,230	-	-	(177,397)
Net loss	-	-	-	-	(559,459)	(559,459)
Balance, February 29, 2000	25,620,121	19,271,241	-	-	(6,728,502)	12,542,739
Issuance of common shares for cash	3,100,000	1,085,000	-	-	-	1,085,000
Issuance of common shares on conversion
of stock options	480,000	112,000	-	-	-	112,000
Exercise of share purchase warrants	1,051,500	399,275	-	-	-	399,275
Share issue costs	-	(150,072)	-	-	-	(150,072)
Subscriptions for shares not yet issued	-	-	770,000	-	-	770,000
Stock-based compensation	-	-	-	77,032	-	77,032
Net loss	-	-	-	-	(550,856)	(550,856)
Balance, February 28, 2001	30,251,621	20,717,444	770,000	77,032	(7,279,358)	14,285,118
Issuance of common shares for cash	5,390,000	2,153,602	(770,000)	-	-	1,383,602
Issuance of common shares on exercise of stock options	1,425,000	385,500	-	-	-	385,500
Exercise of share purchase warrants	700,000	280,000	-	-	-	280,000
Share issue costs	-	(166,075)	-	-	-	(166,075)
Subscriptions for shares not yet issued	-	-	236,280	-	-	236,280
Warrants valued on issue of promissory note	-	-	-	140,000	-	140,000
Stock-based compensation	-	-	-	60,343	-	60,343
Net loss	-	-	-	-	(593,050)	(593,050)
Balance, February 28, 2002	37,766,621	23,370,471	236,280	277,375	(7,872,408)	16,011,718
Issuance of common shares for cash	20,262,810	4,907,636	(236,280)	-	-	4,671,356
Issuance of common shares for debt settlement	1,211,675	307,676	-	-	-	307,676
Issuance of common shares for compensation	150,000	44,250	-	-	-	44,250
Share issue costs	-	(373,220)	-	-	-	(373,220)
Warrants valued on issue of debenture	-	-	-	694,405	-	694,405
Stock-based compensation	-	-	-	38,876	-	38,876
Net loss	-	-	-	-	(765,316)	(765,316)
Balance, February 28, 2003	59,391,106	28,256,813	-	1,010,656	(8,637,724)	20,629,745

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)						Page 3 of 3

					Deficit
			Share		accumulated
	Common shares without		Subscriptions		during the	Total
From inception on June 13, 1988 to	par value		and Special	Contributed	exploration	shareholders'
February 28, 2005	Shares	Amount	Warrants	Surplus	stage	equity

Balance, February 28, 2003	59,391,106	28,256,813	-	1,010,656	(8,637,724)	20,629,745
Issuance of common shares for cash	43,495,275	10,637,400	-	-	-	10,637,400
Issuance of common shares for debt settlement	130,000	26,000	-	-	-	26,000
Issuance of common shares on exercise of stock
options	915,000	205,700	-	-	-	205,700
Exercise of share purchase warrants	13,115,163	3,220,064	-	(131,375)	-	3,088,689
Issuance of common shares on conversion of
debenture	3,440,000	498,447	-	(325,000)	-	173,447
Share issue costs	-	(950,945)	-	-	-	(950,945)
Stock-based compensation	-	-	-	48,840	-	48,840
Net loss	-	-	-	-	(1,560,287)	(1,560,287)
Balance, February 29, 2004	120,486,544	41,893,479	-	603,121	(10,198,011)	32,298,589
Issuance of common shares for cash	25,300,000	10,150,000	-		-	10,150,000
Issuance of common shares on exercise of stock
options	2,401,565	619,435	-	-	-	619,435
Exercise of share purchase warrants	9,823,949	2,952,707	-	(23,000)	-	2,929,707
Stock-based compensation - retroactive effect (Note 3)	-	417,375	-	6,001	(423,376)	-
Share issue costs	-	(881,370)	-		-	(881,370)
Stock-based compensation (Note 10 (a) (iii))	-	-	-	1,022,979	-	1,022,979
Share compensation (Note 10 (a) (iii))	1,200,000	480,000	-	-	-	480,000
Net loss	-	-	-	-	(2,589,485)	(2,589,485)
Balance, February 28, 2005	159,212,058	$ 55,631,626	$ -	$ 1,609,101	$ (13,210,872)	$ 44,029,855

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)				Page 1 of 2
	Cumulative
	from
	inception on
	June 13, 1988	For the years ended
	to February 28,	February 28,	February 29,	February 28,
	2005	2005	2004	2003
OPERATING ACTIVITIES
Net loss for the period	$ (12,787,496)	$ (2,589,485)	$ (1,560,287)	$ (765,316)
Items not involving cash
Depreciation	523,629	51,882	42,273	57,971
Financing costs	245,314	-	115,237	127,819
Gain on sale of investments (Note 11)	(356,924)	-	(695)	(6,800)
Write-down of mineral properties	3,957,613	65,645	788,618	-
Write-down of investments (Note 11)	53,052	-	-	418
Non-controlling interest	(34,314)	-	-	-
Finder's fee settled by issuance of shares	22,100	-	-	-
Stock-based compensation	1,547,229	1,502,979	-	44,250
Change in non-cash operating working
capital items (Note 14)	(266,196)	394,603	(305,385)	(642,615)
Precious metals inventory	(1,500,103)	(1,500,103)	-	-
	(8,596,096)	(2,074,479)	(920,239)	(1,184,273)
FINANCING ACTIVITIES
Lease obligation	-	-	(5,197)	(7,783)
Share capital and special warrants issued for cash	55,909,607	13,699,142	13,931,790	4,671,358
Share and special warrant issue expenses	(2,982,604)	(881,370)	(950,945)	(373,220)
Share capital issued by subsidiary	112,500	-	-	-
Promissory notes	800,000	-	-	-
	53,839,503	12,817,772	12,975,648	4,290,355
INVESTING ACTIVITIES
Mineral property expenditures	(26,898,631)	(6,412,822)	(1,117,952)	(1,500,650)
Purchase of property, plant and equipment	(5,655,329)	(1,901,911)	(481,620)	(1,351,781)
Reclamation deposits	(20,970)	1,737	1,326	(24,033)
Proceeds on sale of investments	382,188	-	847	6,882
Proceeds on sale of property, plant and equipment	79,309	-	-	-
Other	31,910	-	-	-
	(32,081,523)	(8,312,996)	(1,597,399)	(2,869,582)
NET CASH INFLOW	13,161,884	2,430,297	10,458,010	236,500
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	-	10,731,587	273,577	37,077
CASH AND CASH EQUIVALENTS,
END OF PERIOD	$ 13,161,884	$ 13,161,884	$ 10,731,587	$ 273,577

CASH AND CASH EQUIVALENTS ARE COMPRISED OF:
Cash	$ 1,111,884	$ 1,111,884	$ 2,731,587	$ 273,577
Short-term investments	12,050,000	12,050,000	8,000,000	-
	$ 13,161,884	$ 13,161,884	$ 10,731,587	$ 273,577

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)	Page 2 of 2

Supplemental Disclosure of Non-Cash Investing and Financing Activities

1/	The following transactions are not reflected in the consolidated statement of cash flows:

(a)	During the year ended February 28, 2005:

(i)	2,895,000 stock options valued at $1,022,979 were granted to directors, consultants and employees (Note 10 (a) (iii)).

(ii)	1,200,000 common shares with a value of $480,000 were issued as compensation to the management (Note 10 (a) (iii)).

(b)	During the year ended February 29, 2004:

(i)	505,000 stock options valued at $48,840 were granted to consultants and were capitalized to mineral properties.

(ii)	130,000 common shares and 65,000 share purchase warrants with a combined value of
$26,000 were issued to a consultant to settle an amount owing. The services rendered by the consultant were capitalized to mineral properties.

(iii)	3,440,000 common shares with a value of $498,447 were issued upon conversion of the convertible debentures.

(c)	During the year ended February 28, 2003:

(i)	680,000 stock options valued at $38,876 were granted to consultants and were capitalized to mineral properties.

(ii)	2,666,400 warrants valued at $369,405 were issued as part of the private placement of
7.5% secured, convertible, redeemable debentures, that closed on April 3, 2002;
the broker fee included 519,980 warrants valued at $60,000.

(iii)	150,000 common shares with a value of $44,250 were issued as compensation to management.

2/	Other Supplementary Information
For the years ended
February 28,	February 29,	February 28,
2005	2004	2003

Interest Paid	$ -	$ 112,501	$ -

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

1.

NATURE OF OPERATIONS

The Company was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, directly and through joint exploration ventures, is in the process of exploring its mineral properties and has not yet determined, through a bankable feasibility study, whether these properties contain ore reserves which are economically recoverable.  None of the Company’s operations are conducted through joint venture entities.

The Company’s emergence from the exploration stage and the recoverability of the amounts shown for resource properties is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company also owns a hydrometallurgical facility in Northern Idaho.  The facility contains a precious metals refinery, which the Company has refurbished to process third party precious metals material.  Material is refined into high purity silver and gold bullion.  The plant has the capacity to produce 10,000,000 ounces of silver and 350,000 ounces of gold annually.  This facility was originally purchased by the Company in order to process the cobalt concentrate from its US operations.  In the past this facility processed silver/copper concentrates and will have to be refurbished to process the cobalt material.  Commercial production has not commenced as at February 28, 2005.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which in these circumstances conform in all material respects with United States generally accepted accounting principles (“US GAAP”) except as described in Note 16.

(a)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Formation Capital Corporation U.S., a Nevada corporation, Formation Chemicals, Inc., an Idaho corporation, Coronation Mines Ltd. (“Coronation”), a Saskatchewan company and Minera Terranova S.A. de C.V., a Mexican company.  All inter-company transactions and balances have been eliminated.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results may differ from those estimates.

(c)

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(d)

Inventories

Inventories of precious metals are stated at the lower of cost and net realizable value.  Inventories consist substantially of silver and gold metals and includes cost of materials and direct processing costs.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Mineral properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts.  These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned.  Mineral property costs not directly attributable to specific properties are expensed during the year.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net realizable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment.  Measurement of an impairment loss is based on the fair value of the mineral properties.  An impairment in value would be indicated if the assets’ carrying value exceeds expected future cash flows.

For the year ended February 28, 2005 an impairment of $65,645 was provided (February 29, 2004 – $788,618  and February 28, 2003 – Nil).

(f)

Property, plant and equipment

Property, plant and equipment are recorded at cost and the Company provides for depreciation on a declining balance basis at the rate of 5% per annum for buildings and 30% per annum on all other equipment.  As at February 28, 2005, the plant was not in commercial production. Depreciation of the plant will be charged to operations when commercial production commences.

(g)

Future income taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities.  These future taxes are measured by the provisions of currently substantively enacted tax laws.  Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

(h)

Stock-based compensation

The Company applied the fair value method for valuing stock option grants.  Under this method, compensation costs, attributable to share options granted to employees, contractors, officers and directors, is measured at fair value at the grant date and recorded to stock compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus.  Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

(i)

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period.  Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the “treasury stock” method.  Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants unless their effect is anti-dilutive.  The Company had a net loss for all years presented herein; therefore, none of the options and warrants outstanding during each of the periods presented were included in the computation of diluted loss per share as they were anti-dilutive.  Common equivalent shares excluded from the calculation of diluted loss per share comprised 6,208,435 stock options (2004 - 5,915,000; 2003 - 4,500,000) and 41,079,699 share purchase warrants (2004 - 36,591,148; 2003 - 26,751,377).

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Asset retirement obligations

Effective March 1, 2004, the Company adopted the provisions of CICA Handbook Section 3110, Asset Retirement Obligations.  This standard requires the Company to recognize legal obligations associated with the retirement, reclamation and remediation of mineral properties.  These obligations are recorded at fair value and are subsequently adjusted for the accretion of the discount and any changes in the underlying cash flows.  The asset retirement cost is capitalized as part of the cost of the related asset, then amortized to earnings over time.  This change had no material impact on the financial position or results of operations of the Company.

(k)

Foreign currency translation

The Company’s and its subsidiaries’ functional currency is the Canadian dollar.  The subsidiary operations are regarded as being integrated with the parent company and therefore the temporal method of translation has been applied.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction.  Revenues and expenses are also translated at rates in effect at the time of the transaction.  Gains and losses on translation are included in the results from operations.

(l)

Comparative figures

Certain of the prior year’s figures have been reclassified to conform to the current period’s presentation.

3.

CHANGE IN ACCOUNTING POLICIES

Stock-based compensation

Effective March 1, 2004, the Company adopted the new Canadian accounting standard for stock-based compensation on a retroactive basis without restatement of prior periods.  The recommendations require the Company to record a compensation expense with a corresponding increase to contributed surplus over the vesting period based on the fair value of options granted to employees and directors.  Upon the exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.  This change resulted in an increase to accumulated deficit of $423,376 and an increase to share capital and contributed surplus of $423,376.  The effect on the current year’s financial statements was an increase of $913,096 to net loss and a corresponding increase to contributed surplus.

4.

PRECIOUS METALS INVENTORY

Inventories consist of:

	February 28,	February 29,
	2005	2004

Silver inventory held at a financial institution	$ 1,114,591	$ -
Silver inventory	325,527	-
Gold inventory	59,985	-
	$ 1,500,103	$ -

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

5.

PREPAID EXPENSES AND OTHER

	February 28,	February 29,
	2005	2004

Prepaid expenses	$ 285,640	$ 199,002
Investments	989	989
	$ 286,629	$ 199,991

The investments represent shares in publicly-traded companies which are carried at the lower of cost and quoted market value.  As at February 28, 2005, the quoted market value was $1,649 (February 29, 2004 - $2,218).

6.

MINERAL PROPERTIES

Mineral properties consist of:

	February 28,	February 29,
	2005	2004
Idaho Cobalt Belt
Idaho Cobalt Project (See Schedule)	$ 20,586,208	$ 14,351,832
Black Pine	3,210,013	3,192,197
Badger Basin	101,551	97,096
	23,897,772	17,641,125

Other Projects
Morning Glory/Wallace Creek	388,921	379,657
El Milagro	252,688	234,256
Flin Flon	-	65,645
Queen of the Hills	31,143	26,016
Compass/Kernaghan	121,958	2,268
Virgin River	11,237	9,590
Other	68,833	66,818
	874,780	784,250
	$ 24,772,552	$ 18,425,375

 (a)

Idaho Cobalt Belt

(i)

Idaho Cobalt Project

The Company has exercised its lease option agreement, with a company controlled by a director, whereby the Company earned a 100% interest in certain mineral claims in Idaho by paying US$26,805 (paid) and option payments of US$2,130 per year until 2004 (paid) provided that the option payment will be reduced by US$30 for each claim the Company has elected to purchase by paying US$100 for such claim.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

6.

MINERAL PROPERTIES (Continued)

(a)

Idaho Cobalt Belt (continued)

(ii)

Black Pine

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho.

The Company also has a lease option agreement to purchase certain mineral claims located in Lemhi County, Idaho which requires annual advance royalty payments of US$400 per claim to 2006.  During the year ended February 28, 1999 an amendment to the agreement was negotiated which requires payments of nil if the average price of copper trades below US$0.85 per pound, US$200 per claim if the average price of copper trades between US$0.85 to $0.89 per pound and US$400 per claim if the average price of copper trades above US$0.90 per pound.  In addition, the Company will be required to pay the lessors a sliding scale net smelter return royalty (“NSR”) of between 1% and 5% based on the realized price of copper to a maximum of US$2,000,000 (including the option payments).

There have been no payments due since the amended agreement was concluded. During the year ended February 29, 2004 the Company again amended the option agreement to extend the term for two - five year terms, and share on a 50/50 basis with the optioner any payments received from a joint venture partner.

(iii)

Badger Basin

The Company has a 100% interest, through staking, in these claims located in Lemhi County, Idaho.

(b)

Other Projects

(i)

Morning Glory/Wallace Creek

a)

Morning Glory

The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area.  During the year ended February 28, 2001, the terms of the lease option were amended to require annual payments based on the price of gold ranging from no payments to US$3,000.  The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return.  A total of US$36,900 (2004 - US$33,900) has been paid to date.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 which includes the advance annual minimum royalty payments.

b)

Wallace Creek

The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area.  During the year ended February 28, 2001, the terms of the lease option were amended from a required minimum annual advance royalty payment of US$8,000 to annual payments based on the price of gold ranging from no payments to US$8,000.  The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

6.

MINERAL PROPERTIES (Continued)

(b)

Other Projects (continued)

(ii)

El Milagro

During the year ended February 28, 1998, the Company entered into a purchase option agreement whereby the Company can earn a 100% interest in the El Milagro property in Tamaulipas, Mexico, by making equal semi-annual payments over four years totaling 800,000 pesos ($150,000).  During the year ended February 28, 2001, a revision of the agreement allows the remaining 300,000 pesos to be paid by making equal semi-annual payments of 50,000 pesos ($9,375) over three years.  As at February 28, 2005, the total obligation has been satisfied and the Company has an 100% interest in the property.

(iii)

Flin Flon

The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan. During the year ended February 28, 2005 the Company recognized an impairment and wrote off the costs associated with these claims.

(iv)

Queen of the Hills

The Company holds a 100% lease option on certain mineral claims located in Lemhi County, Idaho.  During the year ended February 28, 2001, the terms of the lease option agreement were amended from a required minimum annual advance royalty payment of US$1,400 to annual payments based on the price of gold ranging from no payments to US$1,400.  A total of US $21,000 (2004 - US $19,600) has been paid to date.  To exercise the option, the Company must pay a total purchase price of US $1,000,000 including the advance annual minimum royalty payments.

(v)

Compass/Kernaghan

a)

Compass Lake

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee.  The Company has certain participation options when the property reaches the mine development stage and will retain a sliding scale NSR, between 1% and 8%, based on the price of gold.  The optionee has the right to purchase one-half of the Company’s net smelter returns royalty for $1,000,000.

b)

Kernaghan Lake

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totalling $1,000,000 (deemed completed).

The Company can participate at the 20% level, or has the option to dilute to a 7% participation level which then becomes a net profit interest.  The optionee has the right to purchase all or part of the net profit interest during the first year of commercial production by paying $700,000 per percentage point which increases to $800,000 per percentage point during the second year of production.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

6.

MINERAL PROPERTIES (Continued)

(b)

Other Projects (continued)

(vi)

Virgin River

During the year ended February 28, 1999, the Company entered into a joint exploration agreement whereby the Company obtained a 2% interest carried through the first $10,000,000 of exploration expenditures and a right of first refusal to purchase an additional 8% interest in exchange for waiving all future work commitments on the Kernaghan Lake Project thereby vesting the optionee.

(vii)

Other

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan, Manitoba and Mexico.

7.

PROPERTY, PLANT AND EQUIPMENT

	February 28,			February 29,
	2005			2004
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Land and building	$ 176,351	$ 43,805	$ 132,546	$ 176,351	$ 39,872	$ 136,479
Plant	4,750,448	-	4,750,448	2,986,027	-	2,986,027
Office furniture, fixtures and equipment	508,907	343,689	165,218	371,416	304,139	67,277
Vehicles	83,492	65,566	17,926	83,492	57,166	26,326
	$ 5,519,198	$ 453,060	$ 5,066,138	$ 3,617,286	$ 401,177	$ 3,216,109

8.

INTEREST ON LONG-TERM DEBT

For the year ended February 29, 2004, interest on long-term debt includes $109,880 of deferred broker fees and expenses paid upon conversion of certain debentures on December 9, 2003 and February 24, 2004 and $27,096 of financing costs upon the conversion of promissory notes issued in 2002.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

9.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying aggregate Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	February 28,	February 29,	February 28,
	2005	2004	2003

Statutory tax rate	36%	36%	38%

Recovery of income taxes computed at standard rates	$ 923,000	$ 556,000	$ 291,000
Effect of non-deductible expenses	(216,000)	(36,000)	(85,000)
Effect of lower tax rates of foreign jurisdictions	-	(5,000)	-
Tax losses not recognized in the period that the benefit arose	(707,000)	(515,000)	(206,000)
	$ -	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future tax assets and liabilities are as follows:

	February 29,	February 29,	February 28,
	2005	2004	2003
Future income tax asset
Operating loss carry forwards	$10,173,005	$ 8,714,956	$10,249,614
Less: Valuation allowances	(4,092,538)	(3,797,869)	(3,841,580)
	6,080,467	4,917,087	6,408,034
Future income tax liability
Accumulated cost base differences on assets	(6,080,467)	(4,917,087)	(6,408,034)
	$ -	$ -	$ -

The Company considers that it is more likely than not that a portion of the future income tax asset will not be realized and has therefore provided $4,417,487 (2004 - $3,797,869;  2003 - $3,841,580) of a valuation allowance.

At February 28, 2005, the Company had the following loss carry-forwards available to reduce future income taxes otherwise payable:

Country	Amount	Expiry

United States	$20,397,000	2006 - 2025
Canada	5,336,000	2006 - 2012
Mexico	1,135,000	2006 - 2015

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

10.

SHARE CAPITAL

(a)

Stock options

(i)

As at February 28, 2005, outstanding and exercisable stock options were as follows:

Number of	Exercise
Shares	Price	Expiry Date

125,000	$ 0.15	May 12, 2005
165,000	0.34	July 18, 2005
200,000	0.18	October 20, 2005
50,000	0.36	November 16, 2005
235,000	0.62	January 09, 2006
50,000	0.50	April 19, 2006
2,688,435	0.15	May 12, 2006
150,000	0.53	June 29, 2006
2,545,000	0.50	September 28, 2007
6,208,435	$ 0.33

(ii)

As at February 28, 2005, outstanding, exercisable stock options were as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
	February 28,	Exercise	February 29,	Exercise	February 28,	Exercise
	2005	Price	2004	Price	2003	Price

Balance outstanding, beginning
of year	5,915,000	$ 0.22	4,500,000	$ 0.27	4,637,500	$ 0.27
Activity during the year
Options granted	2,895,000	0.50	3,800,000	0.19	680,000	0.27
Options exercised	(2,401,565)	0.26	(915,000)	0.22	-	-
Options cancelled/expired	(200,000)	0.53	(1,470,000)	0.27	(817,500)	0.26
Balance outstanding, end of year	6,208,435	$ 0.33	5,915,000	$ 0.22	4,500,000	$ 0.27

(iii)

During the year ended February 28, 2005, 2,895,000 (2004 - 3,800,000) stock options were issued to directors, employees and consultants.  Using the fair value method to value the stock options, $1,022,979 was recorded to stock-based compensation expense.  This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company’s share price of 99% (2004 - 84%) and a weighted average risk free rate of 3.52% (2004 - 3.59%).

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

10.

SHARE CAPITAL

(a)

Stock options

(iii)

(continued)

Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value based method of accounting for awards granted on or after March 1, 2002, the Company’s net loss and loss per share would have been increased to the pro forma amounts indicated below:

	Year Ended	Year Ended
	February 29,	February 28,
	2004	2003

Net loss
As reported	$ (1,560,287)	$ (765,316)
Pro forma	$ (1,908,286)	$ (840,693)

Basic and fully diluted loss per share
As reported	$ (0.02)	$ (0.02)
Pro forma	$ (0.03)	$ (0.03)

In addition to the stock options granted, during the year ended February 28, 2005, the Company recorded $480,000 of stock-based compensation expense for the 1,200,000 shares given to the Company’s officers  as compensation.

(b)

Warrants

(i)

Warrants outstanding at February 28, 2005 were as follows:

Number of	Exercise
Warrants	Price	Expiry Date

62,500	$ 0.25	June 02, 2005
1,016,387	0.23	August 22, 2005
19,919,999	0.50	December 05, 2005
1,963,800	0.35	December 05, 2005
618,000	0.50	March 22, 2006
150,000	0.55	June 6, 2006
1,333,333	0.30	February 05, 2007
1,853,180	0.30	April 03, 2007
1,662,500	0.57	February 25, 2007
12,500,000	0.60	February 25, 2007
41,079,699	$ 0.50

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

10.

SHARE CAPITAL (Continued)

(b)

Warrants (continued)

(ii)

The changes in warrants during the two previous years were as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
	February 28,	Exercise	February 29,	Exercise	February 28,	Exercise
	2005	Price	2004	Price	2003	Price

Balance outstanding,
beginning of year	36,591,148	$ 0.41	26,751,377	$ 0.32	6,444,833	$ 0.49
Activity during the year
Warrants issued	14,312,500	0.60	23,776,434	0.47	22,496,544	0.30
Warrants exercised	(9,823,949)	0.30	(13,115,163)	0.24	-	-
Warrants expired/cancelled	-	-	(821,500)	0.50	(2,190,000)	(0.60)
Balance outstanding,
end of year	41,079,699	$ 0.50	36,591,148	$ 0.41	26,751,377	$ 0.32

11.

OTHER INCOME

	Cumulative
	from
	inception to
	February 28,	February 28,	February 29,	February 28,
	2005	2005	2004	2003

Gain on deemed disposition	$ 67,046	$ -	$ -	$ -
Gain on sale of property, plant and equipment	13,747	-	-	-
Gain on sale of investments	276,131	-	695	6,800
Write-down of investments	(53,052)	-	-	(418)
Interest	869,562	185,876	55,312	10,447
	$1,173,434	$ 185,876	$ 56,007	$ 16,829

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

12.

SEGMENTED INFORMATION

The Company’s non-current assets by geographic location are as follows:

	February 28,	February 29,
	2005	2004

Canada	$ 283,541	$ 175,127
United States	29,320,530	21,251,588
Mexico	255,589	237,475
	$ 29,859,660	$ 21,664,190

13.

RELATED PARTY TRANSACTIONS

As at February 28, 2005, accounts payable include $5,221 (2004 - $2,715) due to directors and officers.

14.

CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Cumulative
	from inception
	to February 28,	February 28,	February 29,	February 28,
	2005	2005	2004	2003

Amounts receivable	$ (46,303)	$ 34,953	$ (70,520)	$ 6,781
Prepaid expenses and other	(285,639)	(86,639)	(171,351)	(27,651)
Accounts payable and accrued liabilities,
relating to operating items	65,746	446,289	(63,514)	(621,745)
	$ (266,196)	$ 394,603	$ (305,385)	$ (642,615)

15.

FINANCIAL INSTRUMENTS

(a)

Fair value

The Company’s financial instruments include cash and cash equivalents, investments, amounts receivable, accounts payable and accrued liabilities and lease obligations.  The carrying value of these financial instruments approximates fair value except for the investments whose fair value is disclosed in Note 5.

(b)

Financial risk

Financial risk is risk arising from changes in interest rates and foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP which differ in some respects from US GAAP.  The material differences between Canadian and US GAAP affecting the Company’s financial statements are summarized as follows:

Consolidated Balance Sheets

	February 28,	February 29,
	2005	2004

Total assets under Canadian GAAP	$ 44,856,136	$ 32,678,581
Decrease in mineral properties (a)	(24,772,552)	(18,425,375)
Total assets under US GAAP	$ 20,083,584	$ 14,253,206

Total liabilities under Canadian and US GAAP	$ 826,281	$ 379,992
Shareholders' equity under Canadian GAAP	44,029,855	32,298,589
Cumulative mineral property adjustments (a)	(24,772,552)	(18,425,375)
Shareholders' equity under US GAAP	19,257,303	13,873,214
Total liabilities and shareholders' equity under US GAAP	$ 20,083,584	$ 14,253,206

Consolidated Statements of Operations and Deficit

	Cumulative from
	inception on
	June 13, 1988
	to February 28,	February 28,	February 29,	February 28,
	2005	2005	2004	2003

Net loss under Canadian GAAP	$ (12,787,496)	$ (2,589,485)	$ (1,560,287)	$ (765,316)
Mineral property costs (a)	(24,772,552)	(6,347,177)	(404,174)	(1,539,525)
Stock-based compensation (c)	(243,930)	913,096	-	-
Finance costs (g)	156,598	-	73,880	82,718
Net loss under US GAAP	$ (37,647,380)	$ (8,023,566)	$ (1,890,581)	$ (2,222,123)
Basic and fully diluted loss per
share under US GAAP		$ (0.06)	$ (0.03)	$ (0.05)

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Shareholders Equity

				Deficit
				Accumulated
		Share		During the	Total
	Share	Purchase	Contributed	Exploration	Shareholders'
February 28, 2005	Capital	Warrants	Surplus	Stage	Equity

Balance under Canadian GAAP	$ 55,631,626	$ -	$ 1,609,101	$(13,210,872)	$ 44,029,855
Stock-based compensation
Consultant options (c) (i)	-	-	1,157,026	(1,157,026)	-
Retroactive effect (c) (ii)	(417,375)	-	(6,001)	423,376	-
Employees (c) (ii)	-	-	(913,096)	913,096	-
Cumulative mineral property
adjustments (d)	-	-	-	(24,772,552)	(24,772,552)
Warrants (d)	(7,044,943)	7,399,973	(355,030)	-	-
Convertible debenture (g)	(156,598)	-	-	156,598	-
Balance under US GAAP	$ 48,012,710	$ 7,399,973	$ 1,492,000	$(37,647,380)	$ 19,257,303

February 29, 2004

Balance under Canadian GAAP	$ 41,893,479	$ -	$ 603,121	(10,198,011)	$ 32,298,589
Stock-based compensation (c) (i)	-	-	1,157,026	(1,157,026)	-
Cumulative mineral property
adjustments (a)	-	-	-	(18,425,375)	(18,425,375)
Warrants (d)	(3,422,181)	3,800,211	(378,030)	-	-
Convertible debenture (g)	(156,598)	-	-	156,598	-
Balance under US GAAP	$ 38,314,700	$ 3,800,211	$ 1,382,117	$(29,623,814)	$ 13,873,214

February 28, 2003

Balance under Canadian GAAP	$ 28,256,813	$ -	$ 1,010,656	(8,637,724)	$ 20,629,745
Stock-based compensation (c) (i)	-	-	1,157,026	(1,157,026)	-
Cumulative mineral property
adjustments (a)	-	-	-	(18,021,201)	(18,021,201)
Warrants (d)	(136,325)	645,730	(509,405)	-	-
Convertible debenture (g)	-	-	(325,000)	82,718	(242,282)
Balance under US GAAP	$ 28,120,488	$ 645,730	$ 1,333,277	$(27,733,233)	$ 2,366,262

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Cash Flows

	Cumulative from
	Inception on
	June 13, 1988
	to February 28,	February 28,	February 29,	February 28,
	2005	2005	2004	2003
OPERATING ACTIVITIES
Operating activities under
Canadian GAAP	$ (8,596,096)	$ (2,074,479)	$ (920,239)	$ (1,184,273)
Mineral property costs,
net of payables (a)	(26,832,986)	(6,347,177)	(1,117,952)	(1,500,650)
Operating activities
under US GAAP	$(35,429,082)	$ (8,421,656)	$ (2,038,191)	$ (2,684,923)

FINANCING ACTIVITIES
Financing activities under
Canadian and US GAAP	$ 53,839,503	$ 12,817,772	$ 12,975,648	$ 4,290,355

INVESTING ACTIVITIES
Investing activities under
Canadian GAAP	$(32,081,523)	$ (8,312,996)	$ (1,597,399)	$ (2,869,582)
Mineral property costs,
net of payables (a)	26,832,986	6,347,177	1,117,952	1,500,650
Investing activities
under US GAAP	$ (5,248,537)	$ (1,965,819)	$ (479,447)	$ (1,368,932)

(a)

Mineral property costs

Canadian GAAP allows acquisition and exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP the Company expenses these costs until mining reserves are established on the related mining property.  Under United States GAAP, the Company will commence deferring these expenditures subsequent to the completion of a bankable feasibility study.

(b)

Investments

Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities, classifies investments into three categories based on management’s intentions and anticipated maturity dates of the investments.  Under these three categories, the Company’s investments would be categorized as available for sale securities.  Accordingly, the investments would be carried at the quoted market value (Note 5) and the unrealized gains would be shown as a separate component of shareholders’ equity.  The effect of this GAAP difference is nominal and has not been reflected in the primary reconciliation schedules.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)

Accounting for stock-based compensation

(i)

SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options for non-employees.  Under this method, compensation costs are measured at the grant date based on the fair value of the options granted and are recognized over the vesting period.  For the years ending prior to February 28, 2001, Canadian GAAP did not require stock options granted to individuals other than employees or directors to be fair valued.  Therefore, under US GAAP, the options granted to individuals other than employees and directors were fair valued under SFAS No. 123 and were recognized as a consulting expense.  With effect from March 1, 2001, a new Canadian GAAP standard became effective and eliminated this GAAP difference.

(ii)

Effective March 1, 2004 the Company adopted the new Canadian accounting standard for stock-based compensation to employees and directors, retroactively without restatement of prior periods (Note 3).  The recommendations require the Company to record a compensation expense with a corresponding increase to contributed surplus over the vesting period based on the fair value of options granted to employees and directors.  Upon the exercise of options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Under US GAAP the Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”).  Under APB 25, companies are not required to record any compensation expense relating to options granted to employees and directors with an exercise price equal to the market price at the date of grant.  The adjustment to the opening deficit as at March 1, 2004, in accordance with Canadian GAAP to recognize the stock-based compensation expense for stock options granted to employees and directors since March 1, 2002 was added back in accordance with US GAAP.

Had compensation cost for the Company’s stock-based compensation plan been determined based on the fair value based method of accounting, the Company’s net loss and loss per share under US GAAP would have been increased to the pro forma amounts indicated below:

	Year Ended	Year Ended	Year Ended
	February 28,	February 29,	February 28,
	2005	2004	2003

Net loss under US GAAP	$ (8,023,566)	$ (1,890,581)	$ (2,222,123)
Net loss - pro forma	$ (8,936,662)	$ (2,312,468)	$ (2,379,790)
Basic loss per share as reported	$ (0.06)	$ (0.03)	$ (0.05)
Basic loss per share - pro forma	$ (0.07)	$ (0.03)	$ (0.05)

(d)

Warrants

Under Canadian GAAP, no separate distinction in shareholders’ equity is made for warrants issued in conjunction with common shares.

Under US GAAP, warrants issued in conjunction with common shares are valued using an option pricing model and disclosed as a separate item in shareholders’ equity.  Although the Company issued such warrants, as each component would be included in shareholders’ equity, there is no net effect on total shareholders’ equity under US GAAP for each period reported.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Warrants (continued)

Under Canadian GAAP, amounts recorded for share purchase warrants issued in connection with a debt instrument are recorded at fair value on part of contributed surplus.  For purposes of US GAAP, these amounts have been reclassified from “contributed surplus” to “share purchase warrants”.

(e)

Comprehensive income

In June 1997, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources.

	Cumulative from
	inception on
	June 13, 1988
	to February 28,	February 28,	February 29,	February 28,
	2005	2005	2004	2003

Net loss under US GAAP	$ (37,647,380)	$(8,023,566)	$ (1,890,581)	$ (2,222,123)
Other comprehensive income:
Unrealized gain (loss) on investments	660	(663)	349	(1,047)
Comprehensive net loss under US GAAP	$ (37,646,720)	$ 8,024,229)	$ (1,890,232)	$ (2,223,170)
Basic and diluted loss per share		$ (0.06)	$ (0.03)	$ (0.05)

(f)

Accounting for Derivative Instruments and Hedging Activities

In June 1998 the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which standardizes the accounting for derivative instruments.  SFAS No. 133 was effective for all fiscal quarters of all fiscal years beginning after June 15, 1999.  The Company does not engage in hedging activities;  therefore, adoption of SFAS No. 133 had no significant financial impact on its financial position or results of operations.

In December 2001, the CICA issued AcG-13, Hedging Relationships, which harmonized the major differences between Canadian GAAP and United States GAAP.

(g)

Compound instruments

During 2003 the Company issued a convertible debenture.  Under Canadian GAAP, the debenture is bifurcated between its equity and liability components.  The liability component is then accreted to its face value over the expected life of the instrument.  Accreted amounts are expensed as finance costs.  In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities.  SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability.  The convertible debenture issued by the Company would be accounted as a liability.  SFAS No. 150 applies to mandatory redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(h)

Recent accounting pronouncements

In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued.  In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.  This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.  The Company has determined that the impact of the adoption of SFAS No. 149 has no significant effect on its consolidated financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.  FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003.  It is not expected that the adoption of FIN No. 46 will have a material effect on the Company’s financial position or results of operations.

In March 2004, the Emerging Issues Task Force issued EITF 04-2, Whether Mineral Rights are Tangible or Intangible Assets.  The Task Force reached a consensus that mineral rights are tangible assets.  In April 2004, the FASB issued proposed FASB Staff Positions FAS 141-1 and FAS 142-1, Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and EITF Issue No. 04-2, Whether Mineral Rights are Tangible or Intangible Assets.  The proposed FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus.  The FSPs are effective for the first reporting period beginning after April 29, 2004.  The Company is in the process determining the effect of this standard on the Company’s results of operations, financial position or disclosures.

During 2004, deliberations began on EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry.  Upon completion of their deliberations they will issue EITF 04-6, which will represent an authoritative US GAAP pronouncement for stripping costs.  This EITF is expected to be approved and issued in the first quarter 2005.  The Company is not at the production stage on any of its mineral properties and does not expect that the adoption of EITF 04-6 will have an impact on the Company’s financial position or results of operation.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services.  SFAS No. 123(R) focuses primarily on accounting for transactions with non-employees.  SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the Company to measure the cost of employee services received in exchange for an award of equity instruments base don the fair value of the award on the date of the grant.  The standard requires granted date fair value to be estimated using either an option-pricing model which is consistent with the terms of the ward or a market observed price, if such a price exists.  Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award.  The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.  The Company is required to apply SFAS No. 123(R) to all awards granted, modified or settled in the first reporting period under US GAAP after June 15, 2005.  The Company is determining the effect that this standard would have on the financial position or results of operations in the future.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

17.

COMMITMENTS

(a)

The Company has certain obligations with respect to mineral property expenditures (Note 6).

(b)

Pursuant to employment agreements the Company may be obligated to pay up to $2,629,990 if certain management is terminated without cause or good reason.

(c)

The Company has annual operating lease commitments of approximately $75,000 for each of the next four years.

(d)

The Company has certain contractual commitments related to the Idaho Cobalt Project totalling $3,710,000 to be incurred in the next fiscal year.

18.

SUBSEQUENT EVENTS

From February 28, 2005 to the date of these financial statements the Company issued 1,757,500 common shares for proceeds of $706,875 on the exercise of share purchase warrants and stock options.  On March 31, 2005 the Company granted 615,000  shares of stock option.

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Schedule of Expenditures for Idaho Cobalt Project
(Canadian Dollars)

	February 28,	February 29,
	2005	2004

Idaho Cobalt Project

Mineral property acquisition costs	$ 202,888	$ 50,739
Drilling	1,626,548	405
Field supplies and expenses	22,465	17,415
Engineering and consulting	876,144	288,528
Permitting	1,563,148	246,960
Communications	253,164	114,140
Automobile	1,022	2,181
General property expenses	62,320	48,916
Insurance	19,472	21,692
Reclamation	1,722	2,957
Base line studies	763,511	252,431
EIS Contract & Supervision	841,971	96,919
	6,234,376	1,143,283
EXPENDITURES, BEGINNING OF YEAR	14,351,832	13,208,549
EXPENDITURES, END OF YEAR	$ 20,586,208	$ 14,351,832

CORPORATE INFORMATION

www.formcap.com

DIRECTORS AND OFFICERS

Mari-Ann I. Green, B.A.

Chairman & C.E.O.

Director

J. Scott Bending, B.Sc., P.Geo.

President

Director

J. Paul Farquharson, B.B.A.

Chief Financial Officer

Senior VP

W. G. (Bill) Scales, B.Sc.

Director

Executive VP

James B. Engdahl

Director

Robert J. Quinn, B.S., J.D.,

Director

Robert G. Metka, B.Sc., Eng., M.B.A.

Director

David M. Stone, Ph.D, P. E., P.Eng., M.B.A

Director

Jeffery T. K. Fraser, B.Comm., LLB.

Corporate Secretary

HEAD OFFICE

Suite 1510 - 999 West Hastings Street

Vancouver, BC, V6C2W2, Canada

Phone: (604) 682-6229

Fax: (604) 682-6205

Email: inform@formcap.com

Website: www.formcap.com

IDAHO EXPLORATION OFFICE

812 Shoup Street

Salmon, ID, USA 83467

Phone:(208) 756-4578

Fax:(208) 756-2573

Email: informus@formcap.com

SUNSHINE PRECIOUS METALS REFINERY

1098 Big Creek Road

P.O. Box 241

Kellogg, ID, USA 83837

Phone:(208) 783-2691

Fax:(208) 783-2772

Email: info@sunshinerefinery.com

MEXICO EXPLORATION OFFICE

Minera Terranova S.A. de C.V.

c/o Sr. Rodolfo Castillo Ramirez

Independencia No. 718 108, C.P. 76000

San Luis Potosi, S.L.P., Mexico

Tel & Fax:(011) 52-444-12-5959

LEGAL COUNSEL

Lexas Law Group-Vancouver, BC

Cassels, Brock & Blackwel -Toronto, ON

Baird, Hanson Williams LLB - Boise, ID

Rios Zertuche, Gonzalez Lutteroth

y Rodriguez, S.C - SLP, Mex.

TRANSFER AGENT

Computershare Trust Company of Canada

BANKERS

Bank of Montreal- Canada

Wells Fargo Bank Northwest, N.A.-U.S.A.

Groupo Financiero Bancomer-Mexico

AUDITORS

Deloitte & Touche, Vancouver B.C., Canada

STOCK INFORMATION

Formation Capital Corporation is listed on the

Main Board of the Toronto Stock Exchange and

trades under the symbol:FCO

S.E.C. Exemption: 12g32b #82-2783

Common shares authorized: Unlimited

Common shares issued and outstanding

as at May 1, 2005: 160,944,588

NOTICE

The Annual General Meeting of Formation

Capital Corporation will be held on Friday,

June 24, 2005 at Suite 1510 - 999

West Hastings Street, Vancouver,

British Columbia at 10 a.m., PST